EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
(dollars in millions)
Earnings from continuing operations before taxes	$184.0	$717.7	$671.5	$552.7	$579.4	$396.8
Add (Deduct):
Fixed charges	10.5	18.4	17.5	17.4	16.6	21.8
Undistributed earnings of equity investments	(0.1)	(3.6)	(2.3)	(1.9)	(0.7)	(0.2)

Earnings available for fixed charges	$194.4	$732.5	$686.7	$568.2	$595.3	$418.4

Fixed charges:
Interest, including amounts capitalized(1)	$9.1	$12.7	$11.8	$12.1	$11.9	$16.9
Proportion of rent expense deemed to represent interest factor	1.4	5.7	5.7	5.3	4.7	4.9

Fixed charges	$10.5	$18.4	$17.5	$17.4	$16.6	$21.8

Ratio of earnings to fixed charges	18.51	39.81	39.24	32.66	35.86	19.19

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.